                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   For the fiscal year ended December 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

               For the transition period from        to
                                              ------    ------

                        Commission file number: 000-21383

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                    Appalachian Bancshares, Inc.
                                    Section 401(k)
                                    Profit Sharing Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    Appalachian Bancshares, Inc.
                                    829 Industrial Boulevard
                                    Ellijay, Georgia  30540

                          APPALACHIAN BANCSHARES, INC.
                                        SECTION 401(K)
                                   PROFIT SHARING PLAN





                                                            FINANCIAL STATEMENTS
                                          YEARS ENDED DECEMBER 31, 1999 AND 1998

                          APPALACHIAN BANCSHARES, INC.
                                        SECTION 401(K)
                                   PROFIT SHARING PLAN





                                                            FINANCIAL STATEMENTS
                                          YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                                        CONTENTS

================================================================================


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                             2

FINANCIAL STATEMENTS

      Statements of net assets available for benefits                          3

      Statements of changes in net assets available for benefits               4

      Notes to financial statements                                          5-9

SUPPLEMENTAL SCHEDULES

      Schedule of assets held for investment purposes at end of year          11

      Schedule of reportable transactions                                     12

      Schedule of nonexempt transactions                                      13

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Appalachian Bancshares, Inc.
   Section 401(k) Profit Sharing Plan
Ellijay, Georgia


We have audited the accompanying statements of net assets available for benefits of the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended December 31, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan as of and for the year ended December 31, 1997, were audited by Bricker & Melton, P.A., whose practice has been combined with our Firm and whose report dated June 20, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1999 and 1998 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year, reportable transactions, and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income and Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              /s/ BDO Seidman, LLP

Atlanta, Georgia
June 23, 2000

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

================================================================================

December 31,                                               1999            1998
--------------------------------------------------      ----------      ----------

ASSETS
   INVESTMENTS, AT FAIR MARKET VALUE
     Cash and money market funds                        $   19,215      $   73,181
     Common stocks:
       Appalachian Bancshares, Inc.                      1,474,452       1,357,760
     Mutual funds                                          173,923          76,184
                                                        ----------      ----------

Total investments                                        1,667,590       1,507,125
                                                        ----------      ----------

   Receivables:
     Employer contributions                                 70,160           9,047
     Participant contributions                               9,371           5,367
     Other receivables                                       4,169              --
                                                        ----------      ----------

Total receivables                                           83,700          14,414
                                                        ----------      ----------

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS      $1,751,290      $1,521,539
                                                        ==========      ==========

         See accompanying report of independent certified public accountants and notes to financial statements.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

================================================================================

Years ended December 31,                                                     1999              1998             1997
--------------------------------------------------------------------      -----------       -----------      -----------

ADDITIONS
Net (depreciation) appreciation in fair market value of investments:
   Common stocks:
     Appalachian Bancshares, Inc.                                         $  (163,824)      $   499,824      $   158,717
   Mutual funds                                                                12,020            11,608           15,230
Interest                                                                       12,319             7,757            3,028
Contributions:
   Employer                                                                   170,160           139,834          101,939
   Participant                                                                 99,486            61,924           57,565
   Rollover                                                                   107,894             7,466           30,690
                                                                          -----------       -----------      -----------

Total additions                                                               238,055           728,413          367,169
                                                                          -----------       -----------      -----------

DEDUCTIONS
Benefits paid directly to participants                                          5,612             3,660            8,232
Management/administrative expenses                                              2,692               252               --
                                                                          -----------       -----------      -----------

Total deductions                                                                8,304             3,912            8,232
                                                                          -----------       -----------      -----------

NET INCREASE                                                                  229,751           724,501          358,937

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                        1,521,539           797,038          438,101
                                                                          -----------       -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                            $ 1,751,290       $ 1,521,539      $   797,038
                                                                          ===========       ===========      ===========

         See accompanying report of independent certified public accountants and notes to financial statements.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================


1. DESCRIPTION             The following brief description of the Appalachian
   OF PLAN                 Bancshares, Inc. Section 401(k) Profit Sharing Plan
                           (the "Plan") provides only general information.
                           Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                           a. General - The Gilmer County Bank's Board of Directors authorized the adoption of the Georgia Bankers Association's Master Section 401(k) Profit Sharing Plan and Trust Adoption Agreement as the Gilmer County Bank's 401(k) plan effective January 1, 1995. The Gilmer County Bank Section 401(k) Profit Sharing Plan was amended on April 22, 1997. Appalachian Bancshares, Inc. became the adopting company and sponsor of the Plan, entitled "Appalachian Bancshares, Inc.
                                    Section 401(k) Profit Sharing Plan." The
                                    Georgia Bankers Association administers the trust and provides administrative services to the Plan through third-party contracts. The Plan is a defined contribution plan covering all full-time employees of Appalachian Bancshares, Inc. (the "Company") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                                    On December 1, 1998, the Company purchased
                                    First National Bank of Union County.
                                    Effective with this purchase, the Company signed a joinder agreement and amended the Plan whereby the employees of First National Bank of Union County became fully participating members of the Plan, with prior years of service being considered for eligibility requirements. For purposes of determining the vested percentage of the matching and profit sharing accounts, the date of the acquisition shall be used.

                           b. Contributions - Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers five mutual funds, a money market account, and Company common stock as investment options for participants. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additional profit-sharing amounts may be contributed at the

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                    option of the Company's Board of Directors.
                                    All employer contributions are invested
                                    directly in Appalachian Bancshares, Inc.
                                    common stock. Contributions are subject to certain limitations.

                           c. Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                           d. Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on the following schedule:

                            Years of
                            Credited                         Percent
                            Service                          Vested
                           -----------                       -------
                           Less than 3                           0%
                           3                                    20%
                           4                                    40%
                           5                                    60%
                           6                                    80%
                           7 or more                           100%

                           e. Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period elected by the participant. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

                           f. Forfeitures - Forfeitures shall be allocated to eligible participants' accounts pursuant to the master plan.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

2. SUMMARY OF              BASIS OF ACCOUNTING
   ACCOUNTING POLICIES
                           The financial statements of the Plan are prepared under the accrual method of accounting.

                           MANAGEMENT ESTIMATES

                           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           INVESTMENT VALUATION AND INCOME RECOGNITION

                           The Plan's investments are stated at fair market value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its most recent market price, as determined by a third-party valuation.

                           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                           PAYMENTS OF BENEFITS

                           Benefits are recorded when paid.

                           NEW ACCOUNTING PROVISION

                           In September 1999, the American Institute of
                           Certified Public Accountants issued Statement of Position ("SOP") No. 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. This statement established standards for simplified disclosures for certain investments. The Plan adopted the provisions of this statement for the Plan year ended December 31, 1999. As a result, disclosures made in the prior year for the separate fund information have been eliminated in these financial statements, to be consistent with the current year presentation.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

4. NONPARTICIPANT-         Information about the net assets and the significant
   DIRECTED                components of the changes in net assets relating to
   INVESTMENT              the nonparticipant-directed investments is as
                           follows:

                           December 31,                           1999             1998
                           ------------                        -----------      -----------

                           Common stock                        $ 1,474,452      $ 1,357,760
                                                               ===========      ===========

                           Year ended December 31,       1999            1998          1997
                           -----------------------     ---------       --------      --------

                           Changes in net assets:
                             Contributions             $ 170,160       $139,834      $101,939
                             Net appreciation           (163,824)       499,824       158,717
                             Net transfers               110,356             --            --
                                                       ---------       --------      --------

                                                       $ 116,692       $639,658      $260,656
                                                       =========       ========      ========

4. INVESTMENTS             The fair value of individual investments that
                           represent 5 percent or more of the Plan's net assets are as follows:

                           December 31,                         1999            1998
                           ----------------------------      ----------      ----------

                           Reliance Trust Company
                             Moderate Growth Fund            $  111,710      $       --
                           Appalachian Bancshares, Inc.
                             Common Stock                     1,474,452       1,357,760
                                                             ==========      ==========


5. RELATED PARTY           Certain Plan investments are shares of common stock
   TRANSACTIONS            of the Company. Others are mutual funds managed by
                           Reliance Trust Company. Reliance Trust Company is the custodian as defined by the Plan and the Company is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.

6. PLAN TERMINATION        Although it has not expressed any intent to do so,
   PROVISIONS              the Company has the right under the Plan to
                           discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their accounts.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

7. TAX STATUS              The Internal Revenue Service has determined and
                           informed the Company by a letter dated August 27, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal
                           Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                           Subsequent to the Plan year ended December 31, 1999, the Plan received a new determination letter dated January 14, 2000 for all amendments made to the plan through December 1, 1998. The Internal Revenue Service has determined and informed the Company that the Plan remains qualified and tax-exempt.

8. NONEXEMPT               During the plan year ended December 31, 1999,
   TRANSACTIONS            employee withholdings for the month of January in
   WITH PARTY-IN-          the amount of $6,959 were not remitted within the
   INTEREST                appropriate time period by the Company. This
                           transactions constitutes a prohibited transaction as defined by ERISA. These withholdings were not remitted timely due to administrative matters related to the purchase of First National Bank of Union
                           County, as described in Note 1 to the financial statements. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation, and has further implemented a procedure to ensure all future remittances are done within the prescribed time period.

9. SUBSEQUENT EVENT        In April 2000 the Board of Directors of the Company
                           voted for a 2 for 1 stock split. Therefore, all share amounts have been retroactively restated as if the stock split occurred on January 1, 1997.

                             SUPPLEMENTAL SCHEDULES

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                                               DECEMBER 31, 1999

================================================================================


                                                                                                                     (e)
                       (b)                                                                                         Current
                   Identity of                                       (c)                           (d)               Fair
   (a)                Issuer                              Description of Investment                Cost             Value
   ---     ----------------------------          -------------------------------------------     --------         ----------

    *      Reliance Trust Company                Cash and Money Market                               a            $   19,215

    *      Reliance Trust Company                Reliance Trust Company Current Income Fund
                                                                                                     a                12,074

    *      Reliance Trust Company                Reliance Trust Company Capital Presentation
                                                 Fund                                                a                    10

    *      Reliance Trust Company                Reliance Trust Company Moderate Growth Fund
                                                                                                     a               111,710

    *      Reliance Trust Company                Reliance Trust Company Wealth Building Fund
                                                                                                     a                49,339

    *      Reliance Trust Company                Reliance Trust Company Aggressive
                                                 Appreciation Fund                                   a                   790

    *      Appalachian Bancshares, Inc.          81,914 shares of Appalachian Bancshares,
           Common Stock                          Inc. common stock                                979,740          1,474,452
                                                                                                 --------         ----------

                                                                                                 $979,740         $1,667,590
                                                                                                 ========         ==========

                                                              *Party-in-Interest

                             a - The cost of participant-directed investments is
                                                   not required to be disclosed.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                             SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    YEAR ENDED DECEMBER 31, 1999

================================================================================

                                                                                               (h)             (i)
      (a)                                         (c)            (d)            (g)         Value at           Net
  Identity of                 (b)               Purchase       Selling        Cost of      Transaction        Gain
     Issuer           Description of Asset       Price          Price          Asset          Date          or (Loss)
----------------      --------------------      --------      ----------      --------     -----------      ---------
Appalachian           Purchases of
Bancshares, Inc.      Appalachian
                      Bancshares, Inc.
                      Common Stock              $280,520      $        -      $280,520      $280,520        $       -
                                                ========      ==========      ========      ========        ==========

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                             SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    YEAR ENDED DECEMBER 31, 1999

================================================================================

                                (b)                                                    (i)
      (a)             Relationship to the Plan                 (c)                  Value at
 Name of Party           Employer or Other             Description of the          Transaction
    Involved             Party-In-Interest                 Transaction                Date
----------------      ------------------------      -------------------------      -----------

Appalachian           Trustee and Plan Sponsor      Remittance of employee
Bancshares, Inc.                                    withholdings exceeded the
                                                    allowable time frame             $6,959
                                                                                     ======

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             Appalachian Bancshares, Inc.
                                             Section 401(k)
                                             Profit Sharing Plan


Date:  July 13, 2000                       By:  Appalachian Bancshares, Inc., as
                                                Trustee


                                           By:  /s/ Tracy Newton
                                           --------------------------------
                                                President

EXHIBIT INDEX

Exhibit 23        Consent of BDO Seidman, LLP


                                      -3-